September 30, 2024

Albert DaCosta
CEO
Paragon 28, Inc.
14445 Grasslands Drive
Englewood, CO 80112

       Re: Paragon 28, Inc.
           Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2023
Dear Albert DaCosta:

        We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2023
Item 11. Executive Compensation., page 165

1. It appears that you have not provided your disclosure about your recovery analysis in an
       Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR
       Filer Manual. Please confirm that in future filings, where you conduct a recovery analysis, the interactive data will be included.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services